UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/ Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

Main Street Restaurant Group, Inc.
(Name of Subject Company)
Main Street Restaurant Group, Inc.
(Name of Persons Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
560345308
(CUSIP Number of Class of Securities)

William G. Shrader
President and Chief Executive Officer
Main Street Restaurant Group, Inc.
5050 North 40th Street, Suite 200
Phoenix, AZ 85018
(602) 852-9000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)
With copies to:
Brian H. Blaney
Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 445-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
      This Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an offer by Main Street Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Briad Main Street, Inc., a Nevada corporation (“BMS”), which is wholly owned by Bradford L. Honigfeld, to purchase all of the outstanding shares of Common Stock (as defined below) of Main Street Restaurant Group, Inc., a Delaware corporation (the “Company”).

Item 1.	Subject Company Information.
      The name of the subject company is Main Street Restaurant Group, Inc., its principal executive offices are located at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018 and its phone number is (602) 852-9000. This Schedule 14D-9 relates to the Company’s common stock, par value $0.001 per share (the “Common Stock”). As of May 31, 2006, there were 17,230,176 shares of Common Stock outstanding.
Item 2.     Identity and Background of Filing Person.

(a)	Name and Address.
      The name, business address, and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

(b)	Tender Offer.
      This Schedule 14D-9 relates to the tender offer made by the Purchaser, disclosed in a Tender Offer Statement on Schedule TO dated June 1, 2006 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a price of $6.40 per share, net to the seller in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.
      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 19, 2006, among the Company, BMS, and the Purchaser (the “Merger Agreement”), which provides for (i) the making of the Offer by the Purchaser, subject to the conditions set forth in the Offer and to the conditions and upon the terms of the Merger Agreement, and (ii) the subsequent merger of the Purchaser with and into the Company (the “Merger”). In the Merger, each share of Common Stock (other than shares of Common Stock owned by the Purchaser, BMS, the Company, or any of their respective affiliates, which shall automatically be cancelled) outstanding at the Effective Time (as defined in the Merger Agreement) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $6.40 per share (the “Merger Consideration”). The Merger Agreement, which is filed as Exhibit (e)(1) hereto, is summarized in Section 13 of the Offer to Purchase and incorporated herein by reference.
      As set forth in the Schedule TO, the principal executive offices of the Purchaser and BMS are located at 78 Okner Parkway, Livingston, New Jersey 07039.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
      Except as set forth in the response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements, or understandings and no actual or potential conflicts of interest between the Company or its affiliates on the one hand and the Purchaser or its affiliates or the Company’s executive officers, directors, or affiliates on the other hand.
      Certain contracts, agreements, arrangements, or understandings between the Company or its affiliates and certain of the Company’s directors, executive officers, and affiliates are described in the information statement of the Company attached to this schedule as Annex A (the “Information Statement”) and may present such persons with certain conflicts of interest. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 issued under the Exchange Act in connection with Purchaser’s right (after acquiring a majority of the Common Stock pursuant to the Offer) to designate persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.
      In the case of each plan or agreement discussed below or in the Information Statement to which the term “change of control” applies, the consummation of the Offer would constitute a change of control.
      Merger Agreement. A summary of the material provisions of the Merger Agreement is included in Section 13 of the Offer to Purchase, which is incorporated herein by reference. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement.
      Treatment of Company Options and Warrants. The Merger Agreement provides that, at the effective time of the Merger, all outstanding options to purchase shares of Common Stock (whether unvested or vested) will be cancelled and each holder of a cancelled option will be entitled to receive a cash amount equal to the product of (1) the number of shares subject to such option and (2) the excess, if any, of the Offer Price over the exercise price per share previously subject to such option, net of any tax withholdings and other amounts required by law to be withheld. Similarly, all outstanding warrants to purchase shares of Common Stock shall be cancelled and each holder shall be entitled to receive an amount in cash equal to the product of (1) the number of shares previously subject to such warrant and (2) the excess, if any, of the Offer Price over the exercise price per share previously subject to such warrant, net of any tax withholdings and other amounts required by law to be withheld.
      Treatment of Restricted Stock Units. In connection with the Merger, all vesting on outstanding restricted stock units awarded to certain officers will be accelerated and the Company will be required to deliver the shares underlying the restricted stock unit awards. Instead of the Company delivering to each officer the shares underlying the restricted stock unit awards, each officer has agreed to accept a cash payment of $6.40 for each restricted stock unit, the same amount that is being paid to Company stockholders, net of any tax withholdings and other amounts required by law to be withheld.
      Stock Tender and Voting Agreements. In connection with the Merger Agreement, John F. Antioco (the Company’s Chairman of the Board), Antioco Limited Partnership, and The Antioco LLC, each such entity an affiliate of Mr. Antioco; Lorraine Antioco (Mr. Antioco’s former spouse); The Zyman Foundation, Inc. and the Sergio S. Zyman IRA, each an affiliate of Sergio S. Zyman (one of the Company’s directors); and CIC MSRG LP, an affiliate of Michael S. Rawlings (one of the Company’s directors), separately entered into Stock Tender and Voting Agreements with BMS and the Purchaser. The Stock Tender and Voting Agreements, which are filed as Exhibits (e)(2) through (e)(5) hereto, are summarized in Section 13 of the Offer to Purchase and incorporated herein by reference.
      Employment Agreements. Pursuant to terms of employment agreements between the Company and each of William G. Shrader, the Company’s President and Chief Executive Officer, and Michael Garnreiter, the Company’s Chief Financial Officer, in the event of a change of control, all unvested stock options or other stock awards held by Mr. Shrader and Mr. Garnreiter shall immediately vest, and each executive may elect to either (1) receive 24 months of his base salary, plus a prorated amount of any earned bonus, as severance, or (2) accept, if offered, an equivalent position and salary with the new company.
      Change of Control Policy. The Company has a change of control policy that covers vice presidents, executive vice presidents, and senior director-titled and director-titled officers at its corporate headquarters. Under the policy, if the employee is not offered a comparable position at the same rate of pay and with the same level of responsibility following the change of control, or if the employee is terminated within six months of the change of control or the Company’s corporate headquarters are relocated outside Maricopa County, Arizona within six months of the change of control, then (1) senior director-titled and director-titled officers will receive three months of base pay compensation, (2) vice presidents will receive six months of base pay compensation, and (3) executive vice presidents will receive 12 months of base pay compensation. In addition, any options or restricted stock units or awards granted to such employees will accelerate in full. If the employee is entitled to a greater payment under the Company’s standard severance policy, then the employee will instead receive the amount under the standard severance policy plus 50% of what the employee would have received under the change of control policy. Also, employees covered by the change of control policy are entitled to continue medical and dental benefits for up to 18 months following the change of control, of which the Company will pay its portion of the premium for the first three months. Thereafter, the employee must pay all costs associated with continuation of medical and dental coverage, plus an administrative fee.
      Employee Retention Program. The Company has implemented an employee retention program for employees located at its corporate headquarters (other than those employees covered by the change of control policy described above). To ensure that the covered employees remain with the Company prior to the completion of the Merger, this program provides for a one-time cash payment to the covered employees after the completion of the Merger subject only to the requirement that the covered employee is employed by the Company on such date. The amount of the cash payment is a multiple of such employee’s monthly base pay, which multiple is determined by the length of the employee’s service with the Company. For example, a covered employee with six years service with the Company will receive a retention payment of two times his or her monthly base pay provided he or she is employed on the date the Merger is completed.
      Indemnification and Insurance. The Merger Agreement provides that all rights to indemnification existing on May 19, 2006 in favor of directors, officers, employees, or agents of the Company or any of its subsidiaries will survive the Merger and continue in effect in accordance with their terms for a period of not less than six years after the effective time. In addition, BMS has agreed to provide, or to cause the Company to provide, for a period of not less than six years after the effective time, the Company’s current directors and officers with an insurance and indemnification policy that provides for coverage for events occurring at or prior to the effective time (the “D & O Insurance”) that is no less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that BMS and the Company will not be required to pay an annual premium for the D & O Insurance in excess of three times the annual premium currently paid by the Company for such insurance, but in such case will purchase as much coverage as possible for such amount.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation Recommendation.
      At a meeting held on May 19, 2006, the Board of Directors of the Company (the “Board”) (i) approved the Merger Agreement, the Offer, and the Merger, (ii) determined that the Offer and the Merger are advisable and in the best interests of holders of shares of Common Stock, and (iii) voted to recommend that holders of shares of Common Stock tender their shares of Common Stock pursuant to the Offer. Accordingly, the Board recommends that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer. The Company’s letter to the stockholders of the Company communicating the Board’s recommendation and the Company’s press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.
(b)(i)     Background of the Offer.
      William G. Shrader, President and Chief Executive Officer of the Company, and Bradford L. Honigfeld, President of BMS and the Purchaser, have known each other for a number of years and have discussed informally from time to time a possible strategic transaction between the Company and Mr. Honigfeld. These discussions did not result in any formal action by either party. In addition, Kenda Gonzales and Wanda Williams, two of the Company’s directors as well as members of the Company’s Nominations and Corporate Governance Committee, met with Mr. Honigfeld in November 2004. The Company concluded at that time that it was not in the best interests of the Company or its stockholders to offer Mr. Honigfeld a position on the Company’s board of directors.
      On April 29, 2005, Mr. Honigfeld filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) indicating that he owned 2,177,573 shares of Common Stock as of April 20, 2005, representing approximately 14.87% of the outstanding shares of Common Stock. Subsequent to filing the Schedule 13D, Mr. Honigfeld made several informal approaches to the Company to gauge the Company’s interest in entering into a transaction to sell the Company. Mr. Shrader consulted with the Board and, based on these consultations, informed Mr. Honigfeld that the Company was not at that time interested in pursuing a sale of the Company.
      In early June 2005, the Nominations and Corporate Governance Committee again discussed Mr. Honigfeld’s intentions and the desirability of offering Mr. Honigfeld a position on the Company’s board of directors and determined not to offer such a position at that time. On June 21, 2005, Mr. Honigfeld filed a Form 4 with the SEC reporting the purchase of an additional 81,600 shares of Common Stock and amending his prior Form 4 to include 1,629 shares purchased in April 2005 that were omitted from his prior Form 4 filing.
      In late June 2005, Mr. Honigfeld met with Mr. Shrader and John F. Antioco, the Company’s Chairman of the Board, at which time Mr. Honigfeld presented a draft preliminary indication of interest letter outlining his proposed purchase of all of the outstanding shares of Common Stock at a price per share of $4.10, subject to multiple contingencies, including obtaining financing for the transaction. Mr. Antioco and Mr. Shrader indicated to Mr. Honigfeld that the proposal would not be acceptable because of the multiple contingencies to the offer, the lack of guaranteed performance by Mr. Honigfeld, and the price offered.
      After learning of the Company’s lack of interest, Mr. Honigfeld expressed his concern over his ability to liquidate his position in the Common Stock because much of the stock he owned was restricted under applicable securities laws. The Company agreed to register such shares for resale provided that Mr. Honigfeld paid the Company’s expenses, up to a maximum of $35,000, in connection with the registration. As a result, the Company filed a registration statement with the SEC on September 6, 2005, which was declared effective on September 15, 2005. Mr. Honigfeld paid $35,000 of the expenses of this registration statement.
      On October 12, 2005, Mr. Honigfeld submitted an unsolicited offer to the Company’s directors indicating his desire to purchase all of the outstanding Common Stock at a price of $5.75 per share. On that same day, Mr. Honigfeld filed an amendment to his Schedule 13D with the SEC indicating that he owned 2,260,802 shares of Common Stock as of October 12, 2005 and publicly disclosing his offer to purchase all of the outstanding Common Stock. The Board met on October 17, 2005 to consider Mr. Honigfeld’s offer and determined that such offer was not in the best interests of the Company and its stockholders. Mr. Shrader informed Mr. Honigfeld on October 17, 2005 that the Company was not at that time interested in pursuing Mr. Honigfeld’s offer.
      At a meeting held November 9, 2005, the Board decided to explore strategic alternatives to enhance stockholder value and to engage Cowen and Company, LLC (“Cowen”) to assist in that process. As part of this process, from December 2005 through February 2006, Cowen identified and contacted 29 parties, other than Mr. Honigfeld, that were believed to have a potential interest in engaging in a possible extraordinary transaction with the Company. Of the 29 additional parties contacted by Cowen, 13 were companies engaged in the restaurant industry and 16 were financial or private equity investors with a track record of investing in companies in the restaurant industry. From December 2005 until March 2006, the Company entered into confidentiality and standstill agreements with, provided due diligence information to, and engaged in discussions regarding a possible extraordinary transaction with nine of these additional parties.
      As part of this process, Cowen contacted Mr. Honigfeld in December 2005 to determine if Mr. Honigfeld was still interested in engaging in a potential acquisition of the Company. The Company and affiliates of Mr. Honigfeld entered into a confidentiality and standstill agreement dated as of December 9, 2005. The confidentiality and standstill agreement is filed as Exhibit (e)(6) hereto.
      Mr. Honigfeld was advised by Cowen that other parties had expressed an interest in engaging in a transaction with the Company. Cowen notified all parties that had expressed such interest (including Mr. Honigfeld) to submit a written indication of interest, including the price per share, by the close of business on March 3, 2006. On March 3, 2006, Mr. Honigfeld submitted to the Company a non-binding indication of interest that he or his affiliates were willing to pay a price of $5.75 per share of Common Stock. No other parties submitted a written indication of interest to engage in a transaction with the Company.

      On March 8, 2006, the Board held a meeting at which the directors discussed Mr. Honigfeld’s offer as well as other strategic alternatives for the Company. The Board directed Cowen to meet with Mr. Honigfeld’s representatives with the intention of obtaining Mr. Honigfeld’s best offer for the Company to consider.
      On March 10, 2006, Cowen advised Mr. Honigfeld to submit a revised and final proposal. On March 20, 2006, Mr. Honigfeld submitted a revised indication of interest of $6.50 per share, which proposal contained adjustments based on the Company’s debt and cash balances at the closing of the transaction. Mr. Honigfeld subsequently indicated that he estimated that this offer would have resulted in a price of approximately $6.25 per share.
      On March 21, 2006, the Board discussed Mr. Honigfeld’s revised offer. The Board directed Cowen to again seek Mr. Honigfeld’s best offer for the Company and to ask Mr. Honigfeld to revise his offer to remove the adjustments based on the Company’s debt and cash balances at the closing of the transaction.
      On March 27, 2006, Mr. Honigfeld submitted a further revised indication of interest (which was subsequently executed March 28, 2006) of $6.40 per share and eliminated his prior proposal to make adjustments based on the Company’s debt and cash balances at closing. Mr. Honigfeld’s proposal also indicated that he expected certain key stockholders of the Company to enter into lock-up/voting arrangements simultaneous with the signing of the merger agreement. On March 27, 2006, the Board discussed this offer and directed its legal and financial advisors to attempt to negotiate a definitive agreement with Mr. Honigfeld at the $6.40 per share price.
      On March 29, 2006, BMS provided an executed exclusivity agreement to the Company. On March 30, 2006, the Company executed and returned the exclusivity agreement to BMS, thereby entering into a 30-day period of exclusivity.
      On April 3, 2006, Greenberg Traurig, LLP (counsel to the Company) delivered a draft of the Merger Agreement to Mr. Honigfeld and to Pryor Cashman Sherman & Flynn LLP (counsel to Mr. Honigfeld, BMS, and the Purchaser). Commencing on April 5, 2006 and through the execution of the Merger Agreement on May 19, 2006, Greenberg Traurig (on behalf of the Company) and Pryor Cashman (on behalf of BMS and the Purchaser) negotiated the terms of the Merger Agreement, including the representations and warranties, covenants, and conditions to closing. Also during this period, on April 26, 2006, the parties extended the period of exclusivity until May 19, 2006.
      On the afternoon of May 19, 2006, the Board held a telephonic meeting to further consider Mr. Honigfeld’s offer. Representatives of the Company’s senior management team and legal and financial advisors provided an update with respect to the terms and proposed timing of the transaction, as well as the terms and status of the financing to be obtained by BMS for the Offer and the Merger. In addition, Cowen rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated May 19, 2006, the date of the Merger Agreement) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $6.40 per share cash consideration to be received in the Offer and the Merger by holders of Common Stock (other than Mr. Honigfeld and his affiliates) was fair, from a financial point of view, to such holders. The Board also discussed the terms of the guaranty pursuant to which Mr. Honigfeld would guarantee the obligations of BMS and the Purchaser under the Merger Agreement. At the conclusion of this meeting, the Board approved the Offer, the Merger, and the Merger Agreement, determined that the Offer, the Merger, and the Merger Agreement are advisable and in the best interests of the Company’s stockholders, and recommended that the stockholders accept the Offer and tender their shares pursuant to the Offer.
      On Friday, May 19, 2006, the parties executed the Merger Agreement, the guaranty, and the stock tender and voting agreements. On Monday, May 22, 2006, prior to the opening of the trading of the Common Stock on the Nasdaq National Market, a press release announcing the Offer and the Merger was issued.
      On June 1, 2006, Purchaser commenced the Offer.
      For additional information regarding the background of the Offer, see Section 11 of the Offer to Purchase.

(b)(ii)     Reasons.
      In making the determinations and recommendations set forth in subparagraph (a) above, the Board considered a number of factors, including, without limitation, the following:

•	the Board’s knowledge of the Company’s business, operations, prospects, projected financial performance, and competitive position and current trends in the casual dining industry;

•	the financial and other terms and conditions of the Offer and the Merger Agreement and the fact that they were the product of arms’-length negotiations among the parties;

•	the fact that the $6.40 per share price to be received by the Company’s stockholders in both the Offer and the Merger represents a substantial premium over recent trading prices for the Company’s shares, including a premium over the last sale price of $5.31 per share on May 19, 2006;

•	the fact that the Offer and the Merger provide for a prompt cash tender offer for all the shares of Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock;

•	the oral opinion of Cowen delivered to the Board as to the fairness from a financial point of view of the consideration to be received by the stockholders of the Company (other than Mr. Honigfeld and his affiliates) pursuant to the Merger Agreement;

•	the financial analysis and presentation of Cowen to the Board in connection with such fairness opinion;

•	the analyses by Cowen of potential alternative acquirors of the Company, and the fact that no potential acquiror or strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company’s stockholders as those in the Offer and the Merger;

•	the fact John F. Antioco, Lorraine Antioco, Sergio S. Zyman, CIC MSRG LP, and certain of their respective affiliates, the Company’s principal stockholders, each indicated that they were prepared to endorse the Merger Agreement and to tender all of their shares in response to the Offer;

•	the fact that the Offer and the Merger were not expressly conditioned on the availability of financing which, combined with the experience, reputation, financial resources, and guaranty of Mr. Honigfeld, increased the likelihood that the proposed Offer and Merger would be consummated;

•	the advice of the Company’s legal advisors with respect to the terms of the Merger Agreement, the Offer, and the Merger;

•	the terms of the Merger Agreement, including the parties’ representations, warranties, and covenants and the conditions to their respective obligations;

•	the fact that, to the extent required by the fiduciary obligations of the Board to the stockholders under Delaware law, the Company may terminate the Merger Agreement in order to approve a tender offer for the shares or other proposed business combination by a third party on terms more favorable to the Company’s stockholders than the Offer and the Merger taken together, upon the payment of a $5 million termination fee plus up to $2 million of expenses of BMS; and

•	the effect of the Offer and the Merger on the Company’s relationships with its employees and customers.
      The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

(c)	Intent to Tender.
      To the Company’s knowledge after reasonable inquiry, the Company’s executive officers, directors, and affiliates currently intend to tender all Common Stock held of record or beneficially by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include Common Stock over which, or with respect to which, any such executive officer, director, affiliate, or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/ Assets, Retained, Employed, Compensated or Used.
      The Company has retained Cowen to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Cowen’s engagement, the Company has agreed to pay Cowen, upon consummation of the Offer and the Merger, an aggregate financial advisory fee equal to a percentage of the total consideration, including liabilities assumed, payable in the Offer and the Merger. The fee payable to Cowen is currently estimated to be approximately $1.9 million. The Company also has agreed to reimburse Cowen for reasonable travel and other out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Cowen and related parties against certain liabilities arising out of Cowen’s engagement. In the ordinary course of business, Cowen and its affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.
      Neither the Company nor any person acting on its behalf has employed, retained, or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.
      During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company’s knowledge, any executive officer, director, or affiliate of the Company has effected a transaction in shares of Common Stock.

Item 7.	Purposes of the Transaction and Plans or Proposals.
      Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to:

•	a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person;

•	an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company;

•	a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.
      Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

(a)	General Corporation Law of Delaware.
      Under the General Corporation Law of the state of Delaware (the “DGCL”), if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding shares of Common Stock, a vote of the Company’s stockholders is required under the DGCL and a longer period of time will be required to effect the Merger.
      No appraisal rights are available in connection with the Offer. Appraisal rights may be available in connection with the Merger. See Section 17 of the Offer to Purchase, which is incorporated herein by reference.
      For information regarding the inapplicability to the Offer and the Merger of certain anti-takeover provisions of the DGCL, see Section 16 of the Offer to Purchase, which is incorporated herein by reference.

(b)	Regulatory Approvals.
      For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, see Section 16 of the Offer to Purchase, which is incorporated herein by reference.

(c)	Top-Up Option.
      Pursuant to the terms of the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only after Purchaser’s acceptance for payment of more than 85% but less than 90% of the shares of Common Stock then outstanding (the “Top-Up Exercise Event”), to purchase that number of shares of Common Stock equal to the lowest number of shares that, when added to the number of shares owned by BMS and Purchaser immediately prior to the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the shares of Common Stock then outstanding (assuming issuance of the shares pursuant to the Top-Up Option) at $6.40 per share. However, the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of shares pursuant thereto, Purchaser would own more than 90% of the shares of Common Stock then outstanding, and in no event shall the Top-Up Option be exercisable for an amount of shares in excess of the Company’s then authorized but unissued shares (giving effect to shares reserved for issuance pursuant to outstanding options, warrants, or other stock awards as though such shares were outstanding).
      Purchaser may exercise the Top-Up Option, in whole but not in part, at any time after the Top-Up Exercise Event and prior to the earlier to occur of (i) the effective time of the Merger, (ii) the tenth business day after the occurrence of a Top-Up Exercise Event, or (iii) the termination of the Merger Agreement.

(d)	Amendment to Rights Agreement.
      In connection with the Merger Agreement, the Company amended its Rights Agreement with Computershare Trust Company, N.A. dated May 23, 2005 (the “Rights Agreement”). The effect of the amendment was to permit the execution of the Merger Agreement and the performance of the transactions contemplated by the Merger Agreement, including the Offer, without triggering a separation or exercise of the Rights under the Rights Agreement or any adverse event under the Rights Agreement. The Rights Agreement amendment generally provides that (i) BMS and Purchaser shall not be an “Acquiring Person” under the Rights Agreement by reason of entering into the Merger Agreement or any of the transactions contemplated by the Merger Agreement (including the Offer) and (ii) the entry into the Merger Agreement, the Offer, the Merger, and the completion of the transactions contemplated by the Merger Agreement will not result in the Rights being exercised, distributed, or triggered.

(e)	Information Provided Pursuant to Rule 14f-1 Under the Exchange Act.
      The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to the Company’s stockholders in connection with the designation by the Purchaser of persons to the Company’s board of directors other than at a meeting of the Company’s stockholders, and such information is incorporated herein by reference.

(f)	Forward-Looking Statements.
      This Schedule 14D-9 may contain or incorporate by reference certain “forward-looking statements” which represent the Company’s expectations or beliefs. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the level of stockholder acceptance of the proposed transaction, any competing transactions, receipt of any required regulatory approvals for the transaction, the ability of the Company to satisfy the Merger Agreement conditions and consummate the Merger, and factors that may affect the Company’s business, financial condition, results of operations, or properties, including those discussed in “Risk Factors” in the Company’s Annual Report on Form 10-K for its fiscal year ended December 26, 2005 and the Company’s other filings with the SEC that are available at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

(g)	Other Material Information.
      The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9.	Exhibits.

*+	(a)(1)	Offer to Purchase dated June 1, 2006.
*+	(a)(2)	Letter of Transmittal.
*	(a)(3)	Letter to stockholders of the Company dated June 1, 2006.
+(1)	(a)(4)	Press Release issued by the Company on May 22, 2006.
+	(a)(5)	Joint Press Release issued by the Company and BMS on June 1, 2006.
+	(a)(6)	Form of Summary Advertisement dated June 1, 2006.
+	(e)(1)	Agreement and Plan of Merger dated as of May 19, 2006.
+	(e)(2)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, John F. Antioco, Antioco Limited Partnership, and The Antioco LLC.
+	(e)(3)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, and Lorraine Antioco.
+	(e)(4)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, The Zyman Foundation, Inc., and the Sergio S. Zyman IRA.
+	(e)(5)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, and CIC MSRG LP.
+	(e)(6)	Confidentiality Agreement, dated as of December 9, 2005, among Briad Restaurant Group, L.L.C., Briad Wenco, L.L.C., and the Company.
+	(e)(7)	Exclusivity Agreement dated as of March 29, 2006 between Bradford L. Honigfeld and the Company.
+	(e)(8)	Amendment to Exclusivity Agreement dated as of April 26, 2006 between Bradford L. Honigfeld and the Company.
*(2)	(e)(9)	Opinion of Cowen and Company, LLC dated May 19, 2006.

*	Included in materials delivered to stockholders of the Company.

+	Filed as an exhibit to the Purchaser’s Tender Offer Statement on Schedule TO dated June 1, 2006, and incorporated herein by reference.

(1)	Filed as an exhibit to the Company’s Schedule 14D-9 on May 22, 2006 and incorporated herein by reference.

(2)	Included as Annex B to this Schedule 14D-9.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAIN STREET RESTAURANT GROUP, INC.

By:	/s/ William G. Shrader

Name: William G. Shrader

Title: President and Chief Executive Officer
June 1, 2006

ANNEX A
MAIN STREET RESTAURANT GROUP, INC.
5050 North 40th Street, Suite 200
Phoenix, AZ 85018
Information Statement pursuant to Section 14(f)
of the Securities Exchange Act of 1934, as amended,
and Rule 14f-1 thereunder
No Vote or Other Action of the Company’s Stockholders Is Required
in Connection with this Information Statement. No Proxies Are Being
Solicited and You Are Requested Not to Send a Proxy to the Company.
      This Information Statement is being mailed on or about June 1, 2006, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Main Street Restaurant Group, Inc. (the “Company”) to the holders of record of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the board of directors of the Company (the “Board”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned in the Schedule 14D-9.
      The Company, Briad Main Street, Inc. (“BMS”), and Main Street Acquisition Corporation (the “Purchaser”), entered into an Agreement and Plan of Merger, dated as of May 19, 2006 (the “Merger Agreement”), in accordance with the terms and subject to the conditions of which the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on June 28, 2006.
      The Merger Agreement requires the Company to cause the directors designated by the Purchaser to be elected to the Company’s board of directors under the circumstances described therein following consummation of the Offer.
      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.
      The information contained in this Information Statement (including information incorporated by reference) concerning the Purchaser and the Purchaser Designees (as defined herein) has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.
GENERAL INFORMATION REGARDING THE COMPANY
      The shares of Common Stock are the only class of voting securities of the Company outstanding. As of May 31, 2006, there were 17,230,176 shares of Common Stock outstanding. The Company’s board of directors currently consists of six members. Each share of Common Stock is entitled to one vote. The officers of the Company serve at the discretion of the Board.
INFORMATION WITH RESPECT TO PURCHASER DESIGNEES
      Pursuant to the Merger Agreement, promptly upon the acceptance for payment of and payment for any shares of Common Stock by the Purchaser pursuant to and subject to the conditions of the Offer, including the Minimum Condition (as defined in the Merger Agreement), which condition may not be waived by the Purchaser without the prior written consent of the Company, the Company shall take all necessary actions to cause such number of such persons, rounded up to the next whole number, designated by BMS to become members of the Company’s board of directors (the “Purchaser Designees”) as is equal to the product of (x) the total number of directors on the Board (including the Purchaser Designees appointed pursuant to this sentence) and (y) the percentage that the shares of Common Stock owned by Purchaser or BMS (including shares accepted for payment) bears to the number of outstanding shares of Common Stock of the Company, subject to compliance with Section 14(f) of the Exchange Act; provided, however, that prior to the Effective Time the Company’s board of directors shall always have at least three directors (the “Independent Directors”) who are neither officers, directors, stockholders, nor designees of Purchaser; and, provided further that, in such event, if the number of directors who are not Purchaser Designees shall be reduced below three for any reason, the remaining directors who are not Purchaser Designees (or if there is only one remaining director, the remaining director who is not a Purchaser Designee) shall be entitled to designate a person to fill such vacancy who is not an officer, director, stockholder, or designee of Purchaser or any of its affiliates and who shall be deemed to be an Independent Director for purposes of the Merger Agreement.
      The Purchaser has informed the Company that the Purchaser Designee shall be Bradford L. Honigfeld, who has informed the Company that he has consented to act as a director, if so designated.
      Purchaser, a Delaware corporation, is a wholly owned subsidiary of BMS, a Nevada corporation. BMS is wholly owned by Mr. Honigfeld. Purchaser and BMS were formed by Mr. Honigfeld for the purpose of acquiring the Company and have not carried on any activities other than in connection with the Offer and the Merger. Mr. Honigfeld is the sole director, president, secretary, and treasurer of each of Purchaser and BMS.
      In addition, Mr. Honigfeld is the owner of several New Jersey-based companies known as The Briad Group, a consortium of hospitality companies whose principal businesses are the ownership and operation of franchises in the restaurant and hotel industries and interests in other properties. The Briad Group consists of three operating divisions: (i) a casual dining group that includes 18 TGI Friday’s restaurants, (ii) a quick service restaurant group that includes 50 Wendy’s Old Fashioned Hamburger restaurants, and (iii) a lodging group that develops, builds, and manages Hilton and Marriott hotels, including six hotels that have been owned and operated by The Briad Group during the last five years and an additional five hotels currently under development by The Briad Group. The principal business activities of The Briad Group are conducted primarily through Briad Restaurant Group, L.L.C. and Briad Wenco, L.L.C., each a New Jersey limited liability company wholly owned by Mr. Honigfeld. The Briad Group also consists of approximately 30 other entities, most of which are limited liability companies wholly owned by Mr. Honigfeld, which own one or more of the businesses described hereinabove.
      During the past five years, Mr. Honigfeld has had no other material occupations, positions, offices, or employment other than as the owner of each of the entities which make up The Briad Group. Mr. Honigfeld is 47 years old. Mr. Honigfeld has no family relationship with any director or executive officer of the Company.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
      Biographical information concerning our current directors and executive officers as of June 1, 2006, is as follows:

Name	Age	Positions and Offices Presently Held with the Company

John F. Antioco(1)(3)(4)	56	Chairman of the Board
William G. Shrader	58	President, Chief Executive Officer, and Director
Michael Garnreiter	54	Executive Vice President, Treasurer, and Chief Financial Officer
Stuart K. Gee	42	Chief Operating Officer
Michael J. Herron	65	General Counsel, Vice President, and Secretary
Cynthia A. Ward	45	Vice President — Accounting and Controller
Stephanie J. Barbini	36	Vice President — Human Resources and Training
Judy Schumacher	44	Vice President — Marketing
Wanda Williams(1)(2)(3)(4)	58	Director
Kenda B. Gonzales(1)(2)(4)	48	Director
Sergio S. Zyman(1)(2)(3)	60	Director
Michael S. Rawlings(1)(3)(4)	51	Director

(1)	Independent director.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Nominations and Corporate Governance Committee.
      John F. Antioco has served as our Chairman of the Board since August 1996 and as a director of our company since January 1996. Mr. Antioco has served as the Chairman of the Board and Chief Executive Officer of Blockbuster Inc., a public company that provides in-home rental and retail movie and game entertainment, since July 1997. Mr. Antioco served as President and Chief Executive Officer of Taco Bell Corp. from October 1996 to July 1997; as the Chairman of The Circle K Corporation from August 1995 until May 1996; and as President and Chief Executive Officer of Circle K from July 1993 until May 1996. Mr. Antioco joined Circle K as Chief Operating Officer in September 1991. Mr. Antioco was Chief Operating Officer of Pearle Vision Centers, Inc. from June 1990 to August 1991. From 1970 to 1990, Mr. Antioco held various positions with The Southland Corporation.
      William G. (Bill) Shrader has served as our Chief Executive Officer since April 2004, as our President since June 2001, and as a director since March 1999. He was our Chief Operating Officer from March 1999 until April 2004 and an Executive Vice President from March 1999 until June 2001. Prior to joining our company, Mr. Shrader was Senior Vice President of Marketing for Tosco Marketing Company, a refiner and marketer of petroleum products, from February 1997 to March 1999. From August 1992 to February 1997, Mr. Shrader served in several capacities at Circle K Stores, Inc., including President of the Arizona Region, President of the Petroleum Products/ Services Division, Vice President of Gasoline Operations, and Vice President of Gasoline Marketing. Mr. Shrader began his career in 1976 at The Southland Corporation and departed in 1992 as National Director of Gasoline Marketing.
      Michael Garnreiter has served as our Executive Vice President, Treasurer, and Chief Financial Officer since April 2002. Prior to joining our company, Mr. Garnreiter served as a general partner of the international accounting firm of Arthur Andersen. Mr. Garnreiter began his career in public accounting with the Los Angeles office of Andersen in 1974 after graduating with a Bachelor of Science degree in accounting from California State University at Long Beach. In 1986, he transferred to their Tucson, Arizona office to become its Office Managing Partner. Mr. Garnreiter’s career as an accounting and audit partner spanned many different industries but focused on the entrepreneurial, public company. Mr. Garnreiter is a Certified Public Accountant in California and Arizona and retired from Andersen in March 2002.
      Stuart K. Gee has served as our Chief Operating Officer since May 2006. He served as our Executive Vice President for Restaurant Operations from November 2004 to May 2006 and as our Senior Vice President-Restaurant Operations-Bamboo Club from July 2003 to November 2004. Mr. Gee worked for Sam Seltzer’s Steakhouse restaurant chain as an operating partner from October 2002 to May 2003. Prior to that, Mr. Gee worked in various capacities for Brinker International-Romano’s Macaroni Grill, the last as Vice President of Operations, from March 1993 to March 2002. Mr. Gee was a general manager for Darden Restaurants-Red Lobster from March 1987 to February 1993.
      Michael J. Herron has served as our General Counsel since March 2001, as our Secretary since June 2001, and as a Vice President since June 2003. Prior to joining our company, Mr. Herron was actively engaged in the private practice of law in Aspen, Colorado from February 1985 until February 2001 and in Miami Beach, Florida from October 1965 to August 1984. While practicing in Florida, he served as outside General Counsel for a restaurant franchisor known as the Orange Bowl, a restaurant concept exclusively located in regional shopping centers through the United States. Mr. Herron is a former President of the Miami Beach, Florida, Bar Association and was a member of the Florida Bar Association’s standing Ethics Committee.
      Cynthia A. Ward has served as our Vice President-Accounting since November 2004 and as our Controller since July 2001. Prior to joining our company, she was the Controller for Auer Precision Mfg., Inc. from August 1997 to April 2001. Ms. Ward was Controller for Knight Transportation from March 1995 to August 1997, starting as an Accounting Manager, and was an Accounting Manager for Swift Transportation from January 1993 to March 1995. In addition, Ms. Ward worked as an auditor for the Office of Auditor General from June 1991 to January 1993. Ms. Ward holds a Bachelor of Science Degree in Accounting from Arizona State University and is a Certified Public Accountant.
      Stephanie J. Barbini has served as our Vice President — Human Resources and Training since September 2002. Ms. Barbini held a variety of senior level human resources positions with Conoco/ Phillips from 1994 to September 2002. During her eight-year tenure with Conoco/ Phillips, she provided strategic human resource support to retail operations, corporate headquarters, and petroleum refining and distribution through five separate multi-billion dollar acquisitions. Ms. Barbini holds a BA in Psychology from Oklahoma University and a Master’s in Organizational Psychology from Columbia University.
      Judy Schumacher has served as our Vice President — Marketing since February 2005. Prior to joining our company, Ms. Schumacher owned and successfully operated a full-service communications consulting company, Schumacher Communications Inc., from January 2000 to January 2005, that provided services in the areas of marketing and advertising, media relations, financial communications, issues research, jury selection, and case argument development. Prior to that, she was Director of Corporate Communications for Arizona Public Service Company (APS), Arizona’s largest electric utility, from 1996 to 2000. Prior to APS, Ms. Schumacher was Director of Communications and Investor Media Relations with Tosco Corporation from 1987 to 1996, responsible for public relations, community relations, and employee communications.
      Wanda Williams has served as a director of our company since July 2002. Ms. Williams, who is retired, has over 30 years of experience in human resources in public companies. Ms. Williams served as Vice President of Human Resources for Tosco Corporation from 1996 to January 2002; as Vice President of Human Resources for Circle K Corporation from 1992 to 1996; as Corporate Personnel Manager/ Regional Human Resources Operations Manager for The Southland Corporation from 1984 to 1992; and as Corporate Personnel Manager for Citgo Petroleum Corporation from 1971 to 1984.
      Kenda B. Gonzales has served as a director of our company since May 2003. Ms. Gonzales has served as the Chief Financial Officer of Apollo Group, Inc. since October 1998. Ms. Gonzales served as Senior Executive Vice President and Chief Financial Officer of UDC Homes, Inc. from July 1996 to August 1998, and held the same position at Continental Homes Holding Corp., where she was employed from May 1985 until June 1996. Prior to that, Ms. Gonzales was a Certified Public Accountant with Peat, Marwick, Mitchell and Company.

      Sergio S. Zyman has served as a director of our company since November 2003. Mr. Zyman has been the Chief Executive Officer of the Zyman Group, LLC, a marketing strategy firm, since August 1999. From August 1993 until July 1998 and from November 1979 until October 1987, he was the Chief Marketing Officer for the Coca-Cola Company. Mr. Zyman has written several best selling books about the marketing industry.
      Michael S. Rawlings has served as a director of our company since June 2005. Mr. Rawlings has been a general partner of CIC Partners since January 2004. Prior to that, Mr. Rawlings was President of Pizza Hut, Inc., an operating company of YUM! Brands, Inc., from June 1997 to February 2003. From June 1991 to December 1996, Mr. Rawlings was CEO of DDB Needham Dallas Group f/k/a Tracy-Locke. Since November 2000, Mr. Rawlings has served on the board of directors of Ace Cash Express, Inc., a public company and retailer of financial services, including check cashing, short-term consumer loans, and bill payment services, and serves as chairman of its compensation committee. Under an agreement with CIC MSRG LP (“CIC”), we agreed to nominate a person specified by CIC to our board of directors when requested by CIC as long as CIC beneficially owns at least 465,116 shares of our common stock. Mr. Rawlings is the designee of CIC.
      There are no family relationships among any of our directors and executive officers.
Meetings and Committees of the Board of Directors
      Our board of directors held a total of eight meetings during the fiscal year ended December 26, 2005. Our Audit Committee met separately at four formal meetings during the fiscal year; our Compensation Committee met separately at four formal meetings during the fiscal year; and our Nominations and Corporate Governance Committee met three times during the fiscal year. Mr. Zyman missed seven meetings of the board or his committee. Other than Mr. Zyman, no director attended fewer than 75% of the aggregate of (i) the total number of meetings of the board of directors, and (ii) the total number of meetings held by all committees of the board of directors on which such director was a member.
      Our board of directors has an Audit Committee, a Compensation Committee, and a Nominations and Corporate Governance Committee, each consisting entirely of independent directors. Our board of directors has determined, after considering all the relevant facts and circumstances, that Mr. Antioco, Ms. Williams, Ms. Gonzales, Mr. Rawlings, and Mr. Zyman are independent directors, as “independence” is defined by the listing standards of the Nasdaq National Market, because they have no material relationship with us (either directly or as a partner, stockholder, or officer of an organization that has a relationship with us). However, under Nasdaq rules, Mr. Antioco and Mr. Rawlings are not considered independent for purposes of serving on the Audit Committee because of their stock ownership.
      Our board of directors has adopted charters for the Audit, Compensation, and Nominations and Corporate Governance Committees describing the authority and responsibilities delegated to each committee by the board. Our board of directors has also adopted Corporate Governance Guidelines, a Code of Conduct, and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website at www.mainandmain.com, the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Corporate Governance Guidelines, Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or Nasdaq regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices. Each year we schedule at least two executive sessions at which independent directors meet without the presence or participation of management. The presiding director of such executive sessions rotates among the Chairs of the Audit Committee, Compensation Committee, and the Nominations and Corporate Governance Committee, unless chaired by the Chairman of the Board.
      Interested parties may communicate with our board of directors or specific members of our board of directors, including the members of our various board committees, by submitting a letter addressed to the board of directors c/o any specified individual director or directors at the address of our executive offices. Any such letters are sent to the indicated directors.

The Audit Committee
      The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of our company and the audits of the financial statements of our company and to provide assistance to our board of directors with respect to its oversight of the integrity of the financial statements of our company, our company’s compliance with legal and regulatory matters, the independent auditor’s qualifications and independence, and the performance of our company’s independent auditors. The primary responsibilities of the Audit Committee are set forth in its charter and include various matters with respect to the oversight of our company’s accounting and financial reporting process and audits of the financial statements of our company on behalf of our board of directors. The Audit Committee also selects the independent certified public accountants to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit; reviews accounting and financial controls of our company with the independent auditors and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.
      The Audit Committee in 2005 consisted of Ms. Gonzales, Mr. Zyman, and Ms. Williams, each of whom is an independent director of our company under the Nasdaq rules as well as under rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. Our board of directors has determined that Ms. Gonzales (whose background is detailed above) qualifies as an “audit committee financial expert” in accordance with applicable rules and regulations of the SEC.

The Compensation Committee
      The purpose of the Compensation Committee includes determining, or recommending to the board for determination, the compensation of the Chief Executive Officer and other executive officers of our company and discharging the responsibilities of our board of directors relating to the compensation programs of our company. The Compensation Committee consisted in 2005 of Ms. Williams, Mr. Antioco, Mr. Rawlings, and Mr. Zyman, each of whom is an independent director.

The Nominations and Corporate Governance Committee
      The purpose of the Nominations and Corporate Governance Committee includes the selection or recommendation to the board of directors of nominees to stand for election as directors at each election of directors, the oversight of the selection and composition of committees of the board of directors, and the development and recommendation to the board of directors of a set of corporate governance principles applicable to our company. The Nominations and Corporate Governance Committee currently consists of Mr. Antioco, Ms. Williams, Mr. Rawlings, and Ms. Gonzales. The Nominations and Corporate Governance Committee will consider persons recommended by stockholders for inclusion as nominees for election to our board of directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company’s secretary at our executive offices. The Nominations and Corporate Governance Committee identifies and evaluates nominees for our board of directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our board of directors. As discussed above, the members of the Nominations and Corporate Governance Committee are independent, as that term is defined by the listing standards of Nasdaq.
Compensation Committee Interlocks and Insider Participation
      During the fiscal year ended December 26, 2005, our Compensation Committee consisted of Wanda Williams, John F. Antioco, Michael S. Rawlings, and Sergio S. Zyman. None of these individuals had any contractual or other relationships with us during the fiscal year except as directors.

Director Compensation
      Employees of our company do not receive additional compensation for serving as a member of our board of directors. Our non-employee directors receive $16,000 in annual compensation plus $1,000 for each board of directors meeting attended in person and $500 for each telephonic board of directors meeting attended. Attendance at board committee meetings pays additional compensation as follows: (1) $600 for in person attendance and $300 for telephonic attendance for audit committee meetings held on the same day as a board of directors meeting; (2) $1,000 for in person attendance and $500 for telephonic attendance for audit committee meetings held on a day without a board of directors meeting; (3) $400 for in person attendance and $200 for telephonic attendance for other board committee meetings held on the same day as a board of directors meetings; (4) $500 for in person attendance and $250 for telephonic attendance for other board committee meetings held on a day without a board of directors meeting; (5) $1,000 for in person attendance and $500 for telephonic attendance for the chairmen of the board of directors and the audit committee; and (6) $500 for in person attendance and $250 for telephonic attendance for the chairmen of the other board committees. We reimburse our directors’ costs and expenses for attending meetings of the board of directors. Directors of our company are eligible to receive stock options and other awards under our 1999 Incentive Stock Plan and our 2002 Incentive Stock Option Plan and received 5,000 options each in 2005. See “Executive Compensation — Stock Option Plans” for a description of these plans.
EXECUTIVE COMPENSATION
Summary Compensation Table
      The following table sets forth, for the periods indicated, the compensation received by our Chief Executive Officer and our four most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 for the fiscal year ended December 26, 2005.

				Long-Term
				Compensation Awards

	Annual Compensation(1)			Restricted	Securities	All Other
				Stock Awards	Underlying	Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	($)(2)	Options (#)(3)	($)(4)

William G. Shrader	2005	$369,973	$161,681	$109,750	100,000	$5,565
President and Chief Executive	2004	340,000	119,739	—	—	4,669
Officer(5)	2003	300,000	60,000	—	150,000	4,019

Michael Garnreiter	2005	$293,111	$130,307	$357,800	75,000	$9,300
Executive Vice President,	2004	265,000	95,790	—	—	5,226
Chief Financial Officer, and	2003	235,000	50,000	—	125,000	4,962
Treasurer

Stuart K. Gee	2005	$181,550	$34,902	$54,875	20,000	$689
Chief Operating Officer(6)	2004	165,000	37,950	—	—	2,409
	2003	69,808	15,000	—	30,000	0

Michael J. Herron	2005	$131,154	$25,232	$21,950	10,000	$5,200
Vice President, General Counsel,	2004	125,000	23,750	—	—	2,817
and Secretary	2003	99,058	15,000	—	5,000	2,124

Stephanie J. Barbini	2005	$125,191	$24,097	$32,925	10,000	$575
Vice President — Human	2004	115,000	26,450	—	—	2,212
Resources and Training	2003	105,000	15,000	—	10,000	1,915

(1)	Executive officers received certain perquisites, the value of which did not exceed the lesser of $50,000 or 10% of that officer’s salary and bonus, during fiscal 2005.

(2)	For all shares awarded to executive officers other than Mr. Garnreiter, amount based on fair market value as of January 1, 2005 based on a closing price of $4.39 per share on December 30, 2005. For Mr. Garnreiter, amount based on fair market value as of January 1, 2005 based on a closing price of $4.39 per share on December 30, 2005 for 20,000 restricted stock units awarded, and fair market value as of September 23, 2005 based on a closing price of $5.40 per share on such date for the remaining 50,000 restricted stock units awarded. All of the restricted stock unit awards are subject to certain transfer and forfeiture restrictions. Other than the 50,000 shares awarded to Mr. Garnreiter on September 23, 2005, each of the restricted stock unit awards vested 50% on December 31, 2005 and the remaining 50% will vest on December 31, 2006. Of the 50,000 restricted stock units awarded to Mr. Garnreiter on September 23, 2005, 1/3 of the shares will vest on each of the first, second, and third anniversaries of the date of grant. At December 26, 2005, the aggregate restricted stock unit awards covered 127,500 shares with an aggregate value of $561,000 based on a closing price of $4.40 per share on December 23, 2005, the last trading day of fiscal 2005. No dividends are paid on restricted stock unit awards until the shares underlying the award are delivered to the grantee.

(3)	The exercise prices of the options granted were the fair market value of our common stock on the date of grant.

(4)	Represents matching contributions we made to our 401(k) plan and executive non-qualified “excess” plan.

(5)	Mr. Shrader became Chief Executive Officer effective April 1, 2004.

(6)	During 2005, Mr. Gee was our Executive Vice President for Restaurant Operations and he became our Chief Operating Officer in May 2006.
      Officers and key personnel of our company are eligible to receive stock options and restricted stock awards under our 1995 Stock Option Plan, 1999 Incentive Stock Plan, and 2002 Incentive Stock Option Plan. Also, our executive officers participate in a non-qualified officer’s option program and medical insurance benefits that are generally available to all of our employees.
INDIVIDUAL OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 26, 2005
      The following table provides information on stock options granted to the named executive officers during our fiscal year ended December 26, 2005.

	Individual Grants				Potential Realizable
					Value at Assumed Annual
	Number of	% of Total			Rates of Stock Price
	Securities	Options			Appreciation for Option
	Underlying	Granted to	Exercise		Term(2)
	Options	Employees in	Price	Expiration
Name	Granted (#)(1)	Fiscal Year	($/Sh)	Date	5%	10%

William G. Shrader	100,000	26.0%	$5.57	9/16/15	$350,294	$887,715
Michael Garnreiter	75,000	20.0%	$5.57	9/16/15	$262,721	$665,786
Stuart K. Gee	20,000	5.3%	$5.57	9/16/15	$70,059	$177,543
Michael J. Herron	10,000	2.6%	$5.57	9/16/15	$35,029	$88,771
Stephanie J. Barbini	10,000	2.6%	$5.57	9/16/15	$35,029	$88,771

(1)	The options were granted at the fair market value of the shares on the date of grant, have 10-year terms, and one third of the options granted vest each year for the next three years.

(2)	Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED DECEMBER 26, 2005 AND
FISCAL YEAR-END OPTION VALUES
      The following table provides information on option exercises in fiscal 2005 by each of the named executive officers and the values of each such officer’s unexercised options at December 26, 2005.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options
	Shares		Fiscal Year-End (#)		at Fiscal Year-End ($)(1)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

William G. Shrader	—	—	675,000	100,000	$787,488	—
Michael Garnreiter	—	—	225,000	75,000	$280,750	—
Stuart K. Gee	—	—	30,000	20,000	$66,900	—
Michael J. Herron	—	—	25,000	10,000	$31,000	—
Stephanie J. Barbini	—	—	8,334	10,000	$13,035	—

(1)	Calculated based upon the last reported sale price of our common stock on the Nasdaq National Market on December 23, 2005 of $4.40 per share. The exercise prices of certain of the options held by the named executive officers on December 26, 2005 were greater than $4.40 per share.
Stock Option Plans
      We have options outstanding under four stock option plans: the 1990 Stock Option Plan, the 1995 Stock Option Plan, the 1999 Incentive Stock Plan, and the 2002 Incentive Stock Option Plan. Each of these plans permit us to grant options that are intended to qualify as incentive stock options under the Internal Revenue Code, as well as nonqualified stock options. These plans also permit us to make other stock-based awards, including grants of shares of common stock, stock appreciation rights, or SARs, and restricted stock units.
      We may grant options and awards under our stock option plans to employees, directors, and independent contractors who provide services to our company. We may grant options that are incentive stock options only to employees of our company or our subsidiaries.
      Our board of directors administers our option plans. Our board of directors may delegate all or any portion of its authority and duties under our option plans to one or more committees appointed by our board of directors under such conditions and limitations as our board of directors may from time to time establish. Our board of directors and/or any committee that administers our plans has the authority, in its discretion, to determine all matters relating to awards, including the selection of the individuals to be granted awards, the type of awards, the number of shares of common stock subject to an award, vesting conditions, and any and all other terms, conditions, restrictions, and limitations, if any, of an award.
      A maximum of 250,000 shares of common stock were originally available for issuance under the 1990 Plan. The 1990 Plan expired on July 24, 2000, which means that no new options may be granted under the 1990 Plan. As of May 31, 2006, 65,999 shares of common stock had been issued upon exercise of options granted pursuant to the 1990 Plan and there were outstanding options to purchase 25,167 shares of common stock under the 1990 Plan. No incentive awards other than stock options have been granted under the 1990 Plan. Any options granted under the 1990 Plan will remain outstanding until their respective expiration dates or earlier termination in accordance with their respective terms.
      A maximum of 325,000 shares of common stock may be issued under the 1995 Plan. As of May 31, 2006, 101,540 shares of common stock had been issued upon exercise of options granted under the 1995 Plan and there were outstanding options to acquire 43,000 shares of common stock under the 1995 Plan. The 1995 Plan expired on January 8, 2006, which means that no new options may be granted under the 1995 Plan. The 1995 Plan included an automatic program that provided for the automatic grant of options to non-employee directors of our company. Our board of directors discontinued the automatic grant program in 1999. Any options granted under the 1995 Plan will remain outstanding until their respective expiration dates or earlier termination in accordance with their respective terms.
      A maximum of 1,000,000 shares of common stock may be issued under the 1999 Plan. The maximum number of shares covered by awards granted to any individual in any year may not exceed 15% of the total number of shares that may be issued under the 1999 Plan. As of May 31, 2006, 126,828 shares of common stock had been issued upon exercise of options granted under the 1999 Plan and there were outstanding options to acquire 497,334 shares of common stock under the 1999 Plan. As of May 31, 2006, there were outstanding 127,500 restricted stock units under this plan. An additional 248,338 shares remain available for grant under the 1999 Plan. The 1999 Plan will remain in effect until February 19, 2009, unless sooner terminated by the board of directors.
      A maximum of 1,000,000 shares of common stock may be issued under the 2002 Plan. The maximum number of shares covered by awards granted to any individual in any year may not exceed 15% of the total number of shares that may be issued under the 2002 Plan. As of May 31, 2006, 61,334 shares of common stock had been issued upon exercise of options granted under the 2002 Plan and there were outstanding options to acquire 933,917 shares of common stock under the 2002 Plan. An additional 4,749 shares remain available for grant under the 2002 Plan. The 2002 Plan will remain in effect until June 26, 2012, unless sooner terminated by the board of directors.
Non-Qualified Officer Option Program
      In addition to the employee incentive stock plans described above, we have issued options for 1,860,000 shares of common stock to executive officers and directors (including a now former officer) at prices generally equal to or above fair market value at the date of grant, at prices ranging from $2.00 to $3.43 per share.
401(k) Profit Sharing Plan
      We have a 401(k) Plan that covers corporate management and restaurant employees and currently provides for a matching contribution equal to 50% of the first 4% of the salary deduction a participant elects to defer as a contribution to the 401(k) Plan. The 401(k) Plan further provides for a special discretionary contribution equal to a percentage of a participant’s salary to be determined each year by our company. We also may contribute a discretionary amount in addition to the special discretionary contribution. Contributions to the 401(k) Plan by our company for fiscal 2005 totaled approximately $235,100.
Executive Non-Qualified “Excess” Plan
      The Executive Non-Qualified “Excess” Plan is a defined contribution deferred compensation plan that allows our highly compensated executives to defer pre-tax income in “excess” of qualified plan limits — potentially up to 100% of compensation. This plan is based on a contractual agreement between our company and the executive that results in the executive foregoing current compensation in exchange for a future benefit. The Excess Plan provides a matching contribution equal to 50% of the executive deferral up to $5,000 per year. We may also contribute a discretionary amount in addition to the match. Contributions to the Excess Plan for fiscal 2005 totaled approximately $27,887.
Employment Agreements
      We are party to an employment agreement with William G. Shrader with a term through April 1, 2007. Mr. Shrader’s employment agreement provides for him to serve as the President and Chief Executive Officer of our company. The employment agreement provides for Mr. Shrader to receive an annual salary of $383,800 per annum in 2006. In addition, the employment agreement provides that Mr. Shrader will be eligible to receive performance bonuses in amounts determined as a percentage of his base salary in relationship to set financial performance of our company. We are also party to an employment agreement with Michael Garnreiter with a term through April 1, 2007. Mr. Garnreiter’s employment agreement provides for him to serve as the Executive Vice President, Chief Financial Officer, and Treasurer of our company. The employment agreement provides for Mr. Garnreiter to receive an annual salary of $311,000 in 2006. In addition, the employment agreement provides that Mr. Garnreiter will be eligible to receive performance bonuses in amounts determined as a percentage of his base salary in relationship to set financial performance of our company.
      Each of these employment agreements provides that the executive will receive 12 months of his base salary, plus a prorated amount of any earned bonus, if their employment is terminated without cause. In the event of the termination of employment as a result of the death or disability of the executive, the employment agreements provide for the payment of 12 months of the executive’s base salary, plus a prorated amount of any earned bonus, to the executive or his estate. Section 280G of the Internal Revenue Code may limit the deductibility of such payments for federal income tax purposes. If these payments are not deductible and if we have income at least equal to such payments, an amount of income equal to the amount of such payments could not be offset. As a result, the income that would not be offset would be “phantom income” (i.e., income without cash) to our company. In the event of a change of control, all unvested stock options or other stock awards held by Mr. Shrader and Mr. Garnreiter shall immediately vest, and each executive may elect to either (1) receive 24 months of his base salary, plus a prorated amount of any earned bonus, as severance, or (2) accept, if offered, an equivalent position and salary with the new company.
      We are also party to an employment agreement with Stuart K. Gee with a term through April 1, 2008. The employment agreement provides for Mr. Gee to serve as our Chief Operating Officer for an annual salary of $200,000. In addition, the employment agreement provides that Mr. Gee will be eligible to receive performance bonuses in amounts determined as a percentage of his base salary in relationship to set financial performance of our company. Mr. Gee is entitled to participate in our standard health and welfare benefit plans, is eligible for share-based compensation awards under our incentive plans as determined by our board of directors, and is eligible for benefits under our change of control policy.
Change of Control Policy
      We have adopted a change of control policy that covers vice presidents, executive vice presidents, and senior director-titled and director-titled officers at our corporate headquarters. These executives are entitled to certain benefits upon a change of control of the company, which is defined as a change of control of the board of directors or the controlling stockholders are different than as of November 12, 2005. Under the policy, if the employee is not offered a comparable position at the same rate of pay and with the same level of responsibility following the change of control, or if the employee is terminated within six months of the change of control or our corporate headquarters are relocated outside Maricopa County, Arizona within six months of the change of control, then (i) senior director-titled and director-titled officers will receive three months of base pay compensation, (ii) vice presidents will receive six months of base pay compensation, and (iii) executive vice presidents will receive 12 months of base pay compensation. In addition, any options or restricted stock units or awards granted to such employees will accelerate in full. If the employee is entitled to a greater payment under our standard severance policy, then the employee will instead receive the amount under the standard severance policy plus 50% of what the employee would have received under the change of control policy. Also, employees covered by the change of control policy are entitled to continue medical and dental benefits for up to 18 months following the change of control, of which we will pay our portion of the premium for the first three months. Thereafter, the executive must pay all costs associated with continuation of medical and dental coverage, plus an administrative fee.
Employee Retention Program
      We have implemented an employee retention program for employees located at our corporate headquarters (other than those employees covered by the change of control policy described above). To ensure that the covered employees remain with us prior to the completion of the Merger, this program provides for a one-time cash payment to the covered employees after the completion of the Merger subject only to the requirement that the covered employee is employed by us on such date. The amount of cash payment is a multiple of such employee’s monthly base pay, which multiple is determined by the length of the employee’s service with us. For example, a covered employee with six years service with us will receive a retention payment of two times his or her monthly base pay provided he or she is employed on the date the Merger is completed.

      We were a party to a consulting agreement with Bart A. Brown, Jr., a former Chief Executive Officer of our company, with a term that ended on September 30, 2005. On October 1, 2005, Mr. Brown completed his consulting duties under this agreement. The agreement provided for payments for consulting services of $25,000 per month through March 1, 2006, at which time our company had fulfilled its obligations to Mr. Brown.
Compensation Committee Report on Executive Compensation
Overview and Philosophy
      Decisions on compensation of our executives are made by our Compensation Committee, which consists of independent members of our board of directors appointed by our board of directors. The board of directors and the Compensation Committee make every effort to ensure that the compensation plan is consistent with our values and is aligned with our business strategy and goals.
      Our compensation program for executive officers consists primarily of base salary, bonus, and long-term incentives in the form of stock options or restricted stock unit grants. Executives also participate in various other benefit plans, including medical, retirement, and 401(k) plans, which generally are available to all employees of our company.
      Our philosophy is to pay base salaries to executives at levels that enable us to attract, motivate, and retain highly qualified executives. The bonus program is designed to reward individuals for performance based primarily on our company’s financial results as well as the achievement of personal and corporate objectives that will contribute to the long-term success of our company in building stockholder value. Stock options are intended to result in minimal or no rewards if our stock price does not appreciate, but may provide substantial rewards to executives as all of our company’s stockholders benefit from stock price appreciation.
      We follow a subjective and flexible approach rather than an objective or formulaic approach to compensation. Various factors receive consideration without any particular weighting or emphasis on any one factor. In establishing compensation for the year ended December 26, 2005, the committee took into account, among other things, our financial results, compensation paid in prior years, and compensation of executive officers employed by companies of similar size in the restaurant industry.
Base Salary and Annual Incentives
      Base salaries for executive positions are established relative to our financial performance and comparable positions in similarly sized companies. The committee from time to time may use competitive surveys and outside consultants to help determine the relevant competitive pay levels. We target base pay at the level required to attract and retain highly qualified executives. In determining salaries, the committee also takes into account individual experience and performance, salary levels relative to other positions with our company, and specific needs particular to our company.
      Annual incentive awards are based on our financial performance and the efforts of our executives. Performance is measured based on cash flow, profitability, revenue, and the successful achievement of functional and personal goals. We awarded bonuses to our executive staff, administrative staff, and operations management staff for their performance during the fiscal year ended December 26, 2005.
Stock Option Grants and Restricted Stock Unit Grants
      We believe in tying executive rewards directly to the long-term success of our company and increases in stockholder value through grants of stock options or restricted stock units. These grants also will enable executives to develop and maintain a significant stock ownership position in our company. The amount of options granted takes into account options previously granted to an individual. During 2005 we granted options and restricted stock units to our executive officers. See “Executive Compensation — Summary Compensation Table.”

Other Benefits
      Executive officers are eligible to participate in benefit programs designed for all full-time employees of our company. These programs include medical insurance, a qualified retirement program allowed under Section 401(k) of the Internal Revenue Code, the Executive Non-Qualified “Excess” Plan, and life insurance coverage equal to base salary up to a maximum of $50,000.
Chief Executive Officer Compensation
      William G. Shrader has served as our Chief Executive Officer since April 1, 2004. The board of directors determined Mr. Shrader’s salary based on a number of factors, including primarily our company’s performance, Mr. Shrader’s individual performance, and salaries paid by comparable companies. Mr. Shrader received a bonus in fiscal 2005 in the amount of $161,681. This bonus was awarded to Mr. Shrader pursuant to a provision in his employment agreement that provides for a level of bonus to be awarded based upon our company’s financial performance. See “Executive Compensation — Summary Compensation Table.”
Deductibility of Executive Compensation
      Section 162(m) of the Internal Revenue Code currently limits the deductibility for federal income tax purposes of compensation paid to our Chief Executive Officer and to each of our other four most highly compensated executive officers. We may deduct certain types of compensation paid to any of these individuals only to the extent that such compensation during any fiscal year does not exceed $1.0 million. We do not believe that our compensation arrangements with any of our executive officers will exceed the limits on deductibility during our current fiscal year.
      This report has been furnished by the members of the Compensation Committee of our board of directors.

Wanda Williams, Compensation Committee Chair
John F. Antioco
Michael S. Rawlings
Sergio S. Zyman

STOCK PERFORMANCE GRAPH
      The following line graph compares cumulative total stockholder returns for (a) our common stock; (b) the Nasdaq Stock Market (U.S.) Index; and (c) the Dow Jones US Restaurants & Bars Index.
      The graph assumes an investment of $100 in each of our common stock and the indexes on December 31, 2000. The calculation of cumulative stockholder return on the indexes includes reinvestment of dividends, but the calculation of cumulative stockholder return on our common stock does not include reinvestment of dividends because we did not pay dividends during the measurement period. The stock price and index performance shown in the graph are not necessarily indicative of future results.
Comparison of 5 Year Cumulative Total Return

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 31, 2006 by (a) each of our directors, (b) each of our named executive officers, (c) all directors and executive officers as a group, and (d) each other person or entity known by us to beneficially own or exercise voting or dispositive control over more than 5% of our common stock.

	Amount and Nature of		Percentage of
Name of Beneficial Owner(1)	Beneficial Ownership(2)		Outstanding Shares(3)

Directors and Executive Officers:
John F. Antioco	4,371,029	(4)	24.8%
William G. Shrader	754,679	(5)	4.2%
Wanda Williams	20,000	(6)	*
Kenda B. Gonzales	20,000	(7)	*
Sergio S. Zyman	403,500	(8)	2.3%
Michael S. Rawlings	2,906,976	(9)	16.3%
Michael Garnreiter	253,316	(10)	1.5%
Stuart K. Gee	36,250	(11)	*
Michael J. Herron	48,250	(12)	*
Stephanie J. Barbini	12,084	(13)	*
All directors and officers as a group (13 persons)	8,845,334	(14)	45.8%
5% Stockholders:
CIC MSRG LP	2,906,976	(15)	16.3%
Main Street Acquisition Corporation	2,260,802	(16)	13.1%
Lorraine Antioco	1,310,548	(17)	7.5%
Dimensional Fund Advisors Inc.	960,959	(18)	5.6%
Clarus Capital Management, LLC	873,369	(19)	5.1%

*	Less than 1.0%.

(1)	Except as otherwise indicated, each person may be reached through our company at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018.

(2)	Includes, when applicable, shares owned of record by such person’s minor children and spouse and by other related individuals and entities over whose shares of common stock such person has custody, voting control, or power of disposition. Also includes shares of common stock that the identified person had the right to acquire within 60 days of May 31, 2006 by the exercise of vested stock options or by the vesting of restricted stock units.

(3)	The percentages shown are calculated based on 17,230,176 shares of common stock outstanding on May 31, 2006. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of May 31, 2006 upon the exercise of options or vesting of restricted stock units are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(4)	Represents 1,151,211 shares of common stock held by Mr. Antioco, 1,101,798 shares of common stock held by Lorraine Antioco, his former spouse, vested options to purchase 196,250 shares of common stock held individually by Mr. Antioco, 208,750 vested options to purchase shares of common stock held individually by his former spouse, 1,710,316 shares of common stock held by Antioco Limited Partnership, and 2,704 shares of common stock held by The Antioco LLC. The shares and options held individually by Mr. Antioco’s former spouse are subject to a voting agreement that allows Mr. Antioco to direct the voting of such shares after notice to his former spouse. Mr. Antioco is the sole managing member of The Antioco LLC, which is the sole general partner of Antioco Limited Partnership. A trust for the benefit of descendants of Mr. Antioco and his former spouse is the sole limited partner of the partnership. As managing member of the partnership’s general partner, Mr. Antioco has sole power to vote and dispose of shares held by the partnership and therefore may be deemed to be the beneficial owner of shares held by Antioco Limited Partnership and The Antioco LLC. Mr. Antioco disclaims beneficial ownership of shares held by Antioco Limited Partnership and The Antioco LLC except to the extent that his individual interest in such shares arises from his interest in such entities, and this report shall not be deemed to be an admission that Mr. Antioco is the beneficial owner of these shares for any purpose.

(5)	Includes vested options to purchase 675,000 shares of common stock and 12,500 shares pursuant to vested restricted stock units held by Mr. Shrader.

(6)	Represents vested options to purchase 20,000 shares of common stock held by Ms. Williams.

(7)	Represents vested options to purchase 20,000 shares of common stock held by Ms. Gonzales.

(8)	Represents 348,500 shares of common stock held by The Zyman Foundation, Inc., a charitable foundation established by Mr. Zyman in which he has no beneficial interest but has management control, 5,000 shares of common stock held by the Sergio S. Zyman IRA, and vested options to purchase 50,000 shares of common stock held by Mr. Zyman.

(9)	Represents the stock and warrants held CIC MSRG LP, described in footnote 15 below.

(10)	Includes vested options to purchase 225,000 shares of common stock and 10,000 shares pursuant to vested restricted stock units held by Mr. Garnreiter.

(11)	Represents vested options to purchase 30,000 shares of common stock and 6,250 shares pursuant to vested restricted stock units held by Mr. Gee.

(12)	Includes vested options to purchase 25,000 shares of common stock and 2,500 shares pursuant to vested restricted stock units held by Mr. Herron.

(13)	Represents vested options to purchase 8,334 shares of common stock and 3,750 shares pursuant to vested restricted stock units held by Ms. Barbini.

(14)	Includes vested options to purchase 1,472,834 shares of common stock and 38,750 shares pursuant to vested restricted stock units.

(15)	Includes 581,395 shares of common stock issuable upon exercise of a warrant. CIC Partners GP LLC (the “General Partner”) is the general partner of this stockholder. Messrs. Drew R. Johnson, Marshall B. Payne, and Michael S. Rawlings comprise all of the members and managers of the General Partner, in which capacity they may be deemed to share voting control and dispositive power over the securities held by this stockholder. Messrs. Johnson, Payne, and Rawlings disclaim beneficial ownership of the securities held by this stockholder. The address for CIC MSRG LP is 500 Crescent Court, Suite 250, Dallas, TX 75201.

(16)	The information is as reported on the Schedule 13D dated April 20, 2005, as amended on October 12, 2005, and as further amended on May 23, 2006, filed with the SEC by Bradford L. Honigfeld and affiliates, 78 Okner Parkway, Livingston, NJ 07039. Mr. Honigfeld has sole power to vote and dispose of the shares held by this stockholder. In addition, Mr. Honigfeld has an option to acquire 1,200,000 shares of common stock if vested options held by Bart A. Brown Jr., a former director and CEO of the company, are exercised.

(17)	The information is as reported on Schedule 13D dated May 19, 2006 filed with the SEC by Lorraine Antioco, 10592 North 106th Place, Scottsdale, AZ 85258, and includes vested options to purchase 208,750 shares of common stock. As described in footnote 4 above, the shares and options held by Ms. Antioco are subject to a voting agreement with her former spouse, John F. Antioco.

(18)	The information is as reported on Schedule 13G dated December 31, 2005 filed with the SEC by Dimensional Fund Advisors Inc., 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(19)	The information is as reported on Schedule 13D dated March 6, 2006 filed with the SEC by Clarus Capital Management, LLC, 237 Park Avenue, Suite 900, New York, NY 10017.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
      Section 16(a) of the Securities Exchange Act requires our directors, officers, and persons that own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. SEC regulations require directors, officers, and greater than 10% stockholders to furnish us with copies of all Section 16(a) forms they file.
      Based solely upon our review of the copies of such forms that we received during fiscal 2005 and written representations that no other reports were required, we believe that each person that at any time during the fiscal year was a director, executive officer, or beneficial owner of 10% or more of our common stock complied with all Section 16(a) filing requirements during such fiscal year, except that Stephanie Barbini filed a late Form 4 reporting a grant of options; Michael Garnreiter filed a late Form 4 reporting a grant of restricted stock units and a Form 5 covering a late reportable grant of options; Stuart Gee filed a late Form 4 reporting a grant of restricted stock units; Kenda Gonzales filed a late Form 4 reporting a grant of options; Michael Herron filed a late Form 4 reporting a grant of restricted stock units; William Shrader filed a late Form 4 reporting a grant of restricted stock units and a Form 5 covering a late reportable grant of options; Judy Schumacher filed a late Form 4 reporting a grant of options; and Cynthia Ward filed a late Form 4 reporting a grant of restricted stock units.

ANNEX B

May 19, 2006

Board of Directors
Main Street Restaurant Group, Inc.
5050 N. 40th Street, Suite 200
Phoenix, AZ 85018

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Main Street Restaurant Group, Inc. (the “Company”), other than Brad Honigfeld and The Briad Group, including all affiliates thereof, of the Consideration (as defined below) to be received by the stockholders of the Company pursuant to the terms of that certain draft agreement, dated as of May 17, 2006 (the “Agreement”), by and among the Company, Main Street Acquisition Corporation (“Merger Sub”) and Briad Main Street, Inc. (“Acquirer”).

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, Acquirer proposes to cause Merger Sub to make a cash tender offer to acquire all of the issued and outstanding shares of common stock of the Company (the “Transaction”) at a price per share of $6.40 (the “Consideration”).

Cowen and Company, LLC (“Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of November 22, 2005, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. Cowen and its affiliates in the ordinary course of business may have provided from time to time, and in the future may provide, commercial and investment banking services to the Company and have received fees for the rendering of such services.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft of the Agreement dated May 17, 2006;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the Company’s management;

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the “Company Forecasts”), prepared by the management of the Company;

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•	discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•	certain operating results and the reported price and trading histories of the shares of the common stock of the Company as compared to operating results and the reported price and trading histories of certain publicly traded companies we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant;

•	based on the Company Forecasts, the cash flows generated by the Company to determine the present value of the discounted cash flows; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

At your request, we contacted third parties to solicit indications of interest in a possible acquisition of the Company and held discussions with certain of these parties.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the financial forecasts that we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and such projections provide a reasonable basis for our opinion.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. With respect to all legal matters relating to the Company, we have relied on the advice of legal counsel to the Company. Our services to the Company in connection with the Transaction have been comprised of rendering an opinion from a financial point of view with respect to the Consideration. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental,

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regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any stockholder (i) as to how such stockholder should vote with respect to the Transaction, or (ii) as to whether such stockholder should tender his or her shares of the common stock of the Company in the Offer or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration in the Transaction is fair, from a financial point of view, to the stockholders of the Company other than Brad Honigfeld and The Briad Group, including all affiliates thereof.

Very truly yours,

Cowen and Company, LLC

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